February 17, 2010

Securities and Exchange Commission
Mail Stop 4561
Washington, D.C. 20549

Attn: Paul Cline
          Senior Staff Accountant

RE:         California First National Bancorp

Form 10-K for Fiscal Year Ended June 30, 2009 ("Form 10-K")

Form 10-Q for Fiscal Period Ended September 30, 2009 ("Form 10-Q")

File No. 000-15641

Dear Mr. Cline:

On behalf of California First National Bancorp ("CFNB" or the "Company"), we submit this letter in response to your letter of February 3, 2010. We appreciate that your letter is intended to help CFNB comply with the SEC's disclosure requirements and to enhance the overall disclosure in our filings. To the extent your letter suggests that CFNB amend the filings, as you will see from our responses, we believe amendments would not provide any material disclosure to our shareholders that is not already available within the filings. As a result, CFNB believes it is appropriate to address your comments by ensuring that the matters are complied with in future filings.

Your letter asks the Company to acknowledge the following:

●  CFNB is responsible for the adequacy and accuracy of the disclosure in the filing;

●  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●  CFNB may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge the foregoing to the extent it accurately reflects the Company's obligation under current law, without waiving any lawful objections or affirmative defenses the Company may have or hereafter assert.

To assist your review, the numbered responses in this letter correspond to the numbered paragraphs of the comment letter. We have included the comment in bold along with CFNB's response to each comment just below.

1.    We note your disclosure that you began booking commercial loans during the fiscal year ended June 30, 2008. Given that you have little loss history with these types of loans and that these types of loans are a new lending area for you, please revise future filings to describe in greater detail how you evaluate these loans for impairment.

Company Response: Prior to addressing the specific questions below, we believe it is appropriate to provide background on our commercial loan activities that will help understand our answers. While commercial loans are a different form of secured financing than the lease transactions historically completed, in most respects the nature of the credit exposure is very much in line with the business completed by CFNB over the past ten years. The credit profile of customers within the loan portfolio is similar to leasing customers, and in fact some loan customers are current lease customers, or CFNB has had leases with these companies in the past. As indicated on page 5 of the Form 10-K, commercial loans are a complementary product and underwriting standards for commercial loans have been maintained in accordance with policies applied to lease transactions. As such, it is management's expectation that the commercial loan portfolio will perform consistent with our experience with the lease portfolio, and it is handled under the same policies and practices established over the 32 year history of the Company.

Securities and Exchange Commission

February 17, 2010

a.    Discuss whether you evaluate these loans for impairment on a loan by loan basis or whether you evaluate these loans on a homogenous loan pool basis. If you estimate losses on these loans using a pooled approach, given your lack of loss history, discuss how you determine the loss rates used to estimate the general component of the allowance for loan losses related to these loans.

Company Response: All loans are evaluated for impairment on an individual basis. The general component of the allowance for loan losses is estimated relying in part on the historical data the Company has from its experience with transactions with credits that can be considered comparable to the credits within the loan portfolio. Despite some differences in the structure or collateral of the transactions, loss experience is expected to be dictated by issues related to the customers credit, industry and economic conditions and the Company has data appropriate to assess this risk. In addition to its own loss experience, the Company has access to FDIC statistical data to use as a benchmark for different loans and leases. The Company adjusts its baseline to the extent appropriate to reflect the estimated impact from differences in collateral or other factors.

b.    Discuss how you factor in your limited ability to control the syndicate as discussed on page 5 when evaluating your syndicated commercial loans for impairment.

Company Response: CFNB has disclosed "additional risks may arise from the limited ability to control actions of the syndicate." To date, CFNB has not experienced or identified any specific actions of the lead agents that increase the credit risk to CFNB or would be considered in an impairment evaluation. Contractually, all participants share equally in the loan and any amendments or accommodations provided, and therefore, we do not expect a lead agent to act in a fashion that is contrary to their own interests or how we would act. The primary risk seen to date is if the syndicate refinances the loan, which may give CFNB the right to agree to continue with its participation, but which event may result in the loan being paid off early.

c.    Discuss in greater detail your underwriting policies for syndicated loans. For example, discuss whether you have complete access to all loan documentation or only limited access, and discuss how these practices are considered in your determination of the allowance for loan losses for these loans.

Company Response: As indicated above, the Company has continued with its same underwriting practices and policies, all of which are applicable to the nature of the syndicated loan credits and transactions. The Company has complete access to all loan documentation and receives regular reports of changes to the applicable interest rate election, certificates of compliance with covenants or loan documentation revisions. All of the syndicated loan purchases have involved companies subject to the reporting requirements of the SEC and therefore, the Company has been able to maintain current financial and business data on the credits. Based on the foregoing, no special factors related to documentation or lack of financial information are incorporated into determination of the allowance for loan losses related to this part of the portfolio.

d.    Please clarify whether you evaluate your loans for impairment under ASC 310-10-35-22 using a discounted present value of cash flows or whether you evaluate impairment using the practical expedient allowed therein. If the latter is true, please provide disclosure regarding the related non-recurring fair value measurement in your future filings. Refer to ASC 820-10-50-5.

Company Response: The Company has had limited need to evaluate loans for impairment as to date all but one loan are performing in accordance with their terms, and only a small number are rated substandard. To date, the Company has discounted the expected cash flows at the loan's effective rate and used such present value as the measurement to evaluate the impairment of the appropriate loan. As secondary support, but not as the measurement method, CFNB has updated the appraisal of underlying collateral as appropriate. No loans have been deemed impaired to date. In the future, in the event that the practical expedient is the method applied to determine impairment, the appropriate disclosure in accordance with ASC 820-10-50-5 will be made.

Securities and Exchange Commission

February 17, 2010

e.    Please revise the table at the top of page 25 to present separately the total amount of commercial loans due after one year which have predetermined interest rates and that have floating or adjustable interest rates.

Company Response: Below is the chart at the top of page 25 as revised to separate the loans between fixed and floating.

Principal Balance Due in
	Principal	One Year	One to	Due After
Loan Type	Balance	Or less	Five Years	Five Years
(dollars in thousands)
Commercial Loans	$ 63,064	$ 1,717	$ 52,430	$ 8,917
Commercial Real Estate Loans	11,974	240	2,931	8,803
Revolving Lines of Credit	-	-	-	-
Total Principal balance outstanding	$ 75,038	$ 1,957	$ 55,361	$ 17,720

Loans with predetermined interest rates				$ 9,446
Loans with floating or adjustable interest rates				$ 65,592

On page 30 to the Form 10-K in the chart titled Consolidated Interest Rate Sensitivity, the Company details the timing of when the applicable commercial loans are subject to adjustment. The table shows that $65.6 million of the commercial loans are subject to rate adjustments within 90 days of June 30, 2009. We believe the more substantive information regarding the fixed or floating nature of the commercial loan obligations on page 30 is better disclosure, and more accurately presents loans that provide for adjustments on an irregular basis (i.e., after five years).

In response to your comment, the Company will revise this chart in future filings to conform with the disclosure above, but since the interest rate sensitivity of the commercial loans are elsewhere included in the Form 10-K as filed, we believe an amendment to the Form 10-K is not necessary in order to enhance the disclosure.

2.  Balance Sheet, page 33. In future filings please revise to separately present the amount of allowance for loan and lease losses. Refer to ASC 942-210-S99.

Company Response: Future filings, including the Form 10-Q filed on February 12, 2010, will identify on the face of the balance sheet the amount of the applicable allowance for losses.

3.   Note 8 - Fair Value of Financial Instruments, Page 45. Please revise to include your short and long term borrowings in your tabular disclosure on page 46.

Company Response: The Company acknowledges that this chart omitted information on the fair value of borrowings. Below is the chart on page 46 as revised to include short and long-term borrowings.

	June 30, 2009		June 30, 2008
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial Assets:		(in thousands)
Cash and cash equivalents	$ 55,217	$ 55,217	$ 71,790	$ 71,790
Held-to-maturity investment securities	4,070	4,126	2,590	2,591
Available-for-sale investment securities	115,530	115,530	3,770	3,770
Commercial loans	71,130	70,309	41,760	41,760

Financial Liabilities:
Demand and savings deposits	$ 70,217	$ 70,217	$ 39,887	$ 39,887
Time certificates of deposit	150,727	151,743	116,352	112,923
Short-term borrowings	35,444	35,444	--	--
Long-term borrowings	10,000	9,980	--	--

Securities and Exchange Commission

February 17, 2010

The revised chart shows that the fair value of the long-term borrowings is within 0.2% of the carrying cost. In Note 7 - Short and Long Term Borrowings on the immediate prior pages 44 and 45, comprehensive information regarding the nature of the borrowings is disclosed, including the effective rate, that all borrowings were incurred during fiscal 2009 and that 78% were of very short duration. As such, there is sufficient information within the Form 10-K to lead a reader to conclude that there would not be a material difference between the carrying cost and fair market value.

In response to your comment, the Company will revise this chart in future filings to conform to the disclosure above. Since the revision to the above chart does not provide any material information that is not otherwise disclosed in the Form 10-K, we believe an amendment to the Form 10-K is not necessary in order to improve the disclosure. In addition, the information is contained on page 9 of the Form 10-Q for the period ended December 31, 2009 that was filed on February 12, 2010.

4.  Note 10 - Income Taxes, page 47. In future filings please provide a roll forward of your unrecognized tax benefits. Refer to ASC 740-10-50-15.

Company Response: Future filings will include a roll forward of our unrecognized tax benefits.

Note 15 - California First National Bancorp (Parent Only) Financial Information, page 52.

5.  Please revise your disclosure in future filings to present a measure of net income. Refer to ASC 220-10-45-8.

Company Response: Future Form 10-K filings will be revised to include a measure of net income in the parent only financial information.

6.  In future filings, please revise your statement of cash flows to reconcile net income to operating cash flows. Refer to ASC 230-10-45-2.

Company Response: Future Form 10-K filings will be revised to reconcile net income to operating cash flows in the parent only financial information.

September 30, 2009 Form 10-Q

7.  Please revise to include disclosure of the fair value of your financial instruments as required by ASC 825-10-50-10.

Company Response: The Company acknowledges that the Form 10-Q omitted information on the fair value of financial instruments, as set forth below.

	September 30, 2009		June 30, 2009
	Carrying	Estimated	Carrying	Estimated
	Amount	Fair Value	Amount	Fair Value
Financial Assets:		(in thousands)
Cash and cash equivalents	$ 62,042	$ 62,042	$ 55,217	$ 55,217
Held-to-maturity investment securities	3,916	3,985	4,070	4,126
Available-for-sale investment securities	121,956	121,956	115,530	115,530
Commercial loans	73,711	74,472	71,130	70,309

Financial Liabilities:
Demand and savings deposits	$ 73,602	$ 73,602	$ 70,217	$ 70,217
Time certificates of deposit	154,163	155,225	150,727	151,743
Short-term borrowings	35,444	35,444	35,444	35,444
Long-term borrowings	10,000	10,032	10,000	9,980

Securities and Exchange Commission

February 17, 2010

Given the nature of the Company's assets and liabilities, the difference between the carrying amount and fair value is nominal across all balance sheet categories. In response to your comment, the Company will incorporate this chart in future filings, but since the above chart does not provide any material information that is not otherwise disclosed in the Form 10-Q, we believe an amendment to the Form 10-Q is not necessary in order to improve the disclosure. To the extent that the information at September 30, 2009 is helpful, on page 9 of the Form 10-Q filed on February 12, 2010 for the period ended December 31, 2009, this footnote has been expanded to include information at December 31 and September 30, 2009 as compared to June 30, 2009.

We trust the foregoing is responsive to the staff's comments. Please call the undersigned at (949) 255-0500 should you have any questions.

Sincerely,

/s/ S. Leslie Jewett
S. Leslie Jewett
Chief Financial Officer
California First National Bancorp